Exhibit 99.1

June 20, 2023

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Updates regarding the buyback of upto 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One Only) fully paid up Equity Shares of the Company of face value of Rs. 2 (Rupees Two only) each at a price of Rs. 445/- (Rupees Four Hundred and Forty Five Only) per Equity Share (“Buyback”)

Further to our letter dated June 5, 2023, we are enclosing herewith copy of the Letter of Offer and Tender Form in relation to the Buyback. The Letter of Offer and Tender Form will also be available on the website of the Company at https://www.wipro.com/investors/buy-back/.

This is for your information and records.

Thanking You,

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above